UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2023.
____________________________________
Commission File Number: 001-40627
SOPHiA GENETICS SA
(Exact name of registrant as specified in its charter)
La Pièce 12
CH-1180 Rolle
Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOPHiA GENETICS SA
Date: August 8, 2023

	By:	/s/ Daan van Well
	Name:	Daan van Well
	Title:	Chief Legal Officer
EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited interim condensed consolidated financial statements as of and for the three months and six months ended June 30, 2023
99.2	Management’s discussion and analysis of financial condition and results of operations
99.3	Press Release dated August 8, 2023
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)